Exhibit 99.4

Emera RENEWS At-The-Market Equity Program

HALIFAX, Nova Scotia, December 5, 2025 – Emera Incorporated (“Emera” or the “Company”) (TSX/NYSE: EMA) announced today that it has renewed its at-the-market equity program (the “ATM Program”) that allows the Company to issue up to C$600,000,000 of common shares (the “Common Shares”) from treasury to the public from time to time at varying prices, at the Company's discretion. Any Common Shares sold in the ATM Program will be sold through the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE”) or any other marketplace on which the Common Shares are listed, quoted or otherwise traded (collectively, the “Marketplaces”) at the time of sale.

The ATM Program continues to provide Emera with additional financing flexibility should it be required in the future.  The volume and timing of distributions under the ATM Program, if any, will be determined at the Company's sole discretion. The Company has entered into an equity distribution agreement dated December 5, 2025 (the “Equity Distribution Agreement”) with BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. as Canadian agents (the "Canadian Agents"), and BMO Capital Markets Corp., RBC Capital Markets, LLC and Scotia Capital (USA) Inc. as U.S. agents (collectively, the “U.S. Agents” and, together with the Canadian Agents, the “Agents”). Distributions of the Common Shares through the ATM Program will be made pursuant to the terms of the Equity Distribution Agreement. The ATM Program will be effective until January 5, 2029 unless terminated prior to such date by the Company or otherwise in accordance with the terms of the Equity Distribution Agreement. Emera intends to use the net proceeds from the ATM Program, if any, for general corporate purposes.

In connection with the renewal of the ATM Program, the Company has filed: (a) a prospectus supplement dated December 5, 2025 (the “Prospectus Supplement”) to the Company's Canadian short form base shelf prospectus (the “Shelf Prospectus”) filed today with the securities regulatory authorities in each of the provinces of Canada; and (b) a prospectus supplement dated December 5, 2025 (the “U.S. Prospectus Supplement”) to the Company’s U.S. base prospectus (the “U.S. Base Prospectus”) included in its U.S. registration statement on Form F-10 (the “Registration Statement”) filed today with the U.S. Securities and Exchange Commission.

The Prospectus Supplement, the Shelf Prospectus and the Equity Distribution Agreement are available on SEDAR+ at www.sedarplus.ca under the Company’s profile. The U.S. Prospectus Supplement, the U.S. Base Prospectus and the Registration Statement are available under the Company’s profile on EDGAR at www.sec.gov. Alternatively, the Agents will send copies of the Prospectus Supplement and the Shelf Prospectus or the U.S. Prospectus Supplement and the U.S. Base Prospectus, as applicable, upon request by contacting in Canada:

BMO Nesbitt Burns Inc., attn: Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario L6S 6H2, by email at torbramwarehouse@datagroup.ca or by phone at 905-791-3151

RBC Dominion Securities Inc., attn: Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington Street West, Toronto, Ontario, M5J OC2, by email at Distribution.RBCDS@rbc.com

Scotia Capital Inc., attn: Equity Capital Markets, 40 Temperance Street, 6th Floor, Toronto, Ontario M5H 0B4, by email at equityprospectus@scotiabank.com or by phone at 416-863-7704

Or in the U.S.:

BMO Capital Markets Corp., attn: Equity Syndicate Department, 151 West 42nd Street, 32nd Floor, New York, New York 10036, by email at bmoprospectus@bmo.com

RBC Capital Markets, LLC, attn: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, New York 10281-8098, by email at equityprospectus@rbccm.com or by phone at 877-822-4089

Scotia Capital (USA) Inc., attn: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York 10281, by email at us.ecm@scotiabank.com or by phone at 212-225-6853

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of the securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information included in this media release reflects expectations of Emera’s management regarding the anticipated sale and distribution of Common Shares, the volume and timing of the sale and distribution of Common Shares and Emera’s intended use of the net proceeds of any offering of Common Shares under the ATM Program. Undue reliance should not be placed on this forward-looking information, which applies only as of the date hereof. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in materials filed from time to time by Emera with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Financial Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca or EDGAR at www.sec.gov.

About Emera

Emera (TSX/NYSE: EMA) is a leading North American provider of energy services headquartered in Halifax, Nova Scotia, with investments in regulated electric and natural gas utilities, and related businesses and assets. The Emera family of companies delivers safe, reliable energy to approximately 2.6 million customers in Canada, the United States and the Caribbean. Our team of 7,600 employees is committed to our purpose of energizing modern life and delivering a cleaner energy future for all. Emera’s common and preferred shares are listed and trade on the Toronto Stock Exchange and its common shares are listed and trade on the New York Stock Exchange. Additional information can be accessed at www.emera.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

For more information, please contact:

Investor Relations:

Dave Bezanson, VP, Investor Relations & Pensions

902-233-2674

dave.bezanson@emera.com

Media:

Emera Corporate Communications

media@emera.com